Exhibit 99.2


Loehmann's Holdings, Inc. Reports Strong Second Quarter Profits
Monday September 9, 4:30 pm ET

BRONX, N.Y.--(BUSINESS WIRE)--Sept. 9, 2002--Loehmann's Holdings, Inc. (NASDAQ:
LHMS - News) today announced financial results for the second quarter ended August 3, 2002.

     Net income for the quarter was $2.6 million or $0.72 per diluted share compared to a net loss in the second quarter of last year of $(1.5) million, or $(0.44) per share. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the second quarter of fiscal year 2002, increased to $3.2 million, a 90% improvement over the $1.7 million reported for last year's comparable quarter. Net income includes a gain, net of taxes, of $2.4 million or $0.66 per diluted share, related to the sale of the Company's Bronx facility. Adjusting for this item, net income would have improved to $0.2 million, or $0.06 per diluted share, from a net loss of $(1.5) million, or $(0.44) per share, in the prior period. Comparable store sales for the second quarter of fiscal year 2002 increased 12.7%. Net sales for the thirteen-week period grew to $75.3 million compared with net sales of $66.9 million in the thirteen-week period ended August 4, 2001. Gross margin percentage for the quarter increased 50 basis points to 36.7%.

     Net income for the first half of fiscal year 2002 was $6.8 million or $1.90 per diluted share. EBITDA increased by 49% to $13.1 million from $8.7 million in the prior year period. Excluding the aforementioned gain on the sale of the Bronx facility, net income for the six-month period would have been $4.4 million, or $1.23 per diluted share, compared to net income of $1.1 million, or $0.32 per diluted share, for the same period last year. For the first half of fiscal year 2002, comparable store sales increased 9.1%. Net sales for the period were $168.7 million compared to net sales of $154.7 million for the comparable period in the prior year. Gross margin percentage increased 140 basis points to 38.2% from 36.8% of sales for the comparable period last year.

     Commenting on the Company's results, Robert N. Friedman, Loehmann's Chief Executive Officer, stated, "We are pleased with our second quarter and season to date financial performance and remain cautiously optimistic with respect to the balance of the year. Our sales results reflect increased demand for our merchandise assortment as our customers continue to respond favorably to our Designer and Bridge apparel as well as Accessories and Shoes."

     Loehmann's is a leading specialty retailer of well-known designer and brand name women's and men's fashion apparel, accessories and shoes at prices that are typically 30% to 65% below department store prices. Loehmann's operates 44 stores in major metropolitan markets located in 16 states. Loehmann's invites investors to visit the Company's web site at www.loehmanns.com.

     This release contains forward-looking information within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, uncertainties, and other factors which may cause actual results to differ materially from such forward-looking information. Such factors include, among other things, levels of sales and store traffic, general economic and business conditions, competition, development and operating costs, advertising and promotional efforts, brand awareness, and the existence or absence of adverse publicity. For more detail, see the Company's annual and quarterly reports filed with the Securities and Exchange Commission (a copy of which may also be obtained from the Company at (718) 409-2000). Investors and prospective investors are urged to consider the factors discussed above, and to read the Company's annual and quarterly reports filed with the Securities and Exchange Commission.

                            Loehmann's Holdings Inc.
                      Consolidated Statements of Operations
                                   (Unaudited)
                                ($ in thousands)


                              Thirteen Weeks       Twenty-six Weeks
                               Period Ended          Period Ended
                           --------------------  ---------------------
                           August 3,  August 4,   August 3,  August 4,
                             2002       2001        2002       2001
                           --------   --------    ---------  ---------

Sales                     $ 75,284   $ 66,859    $ 168,681   $ 154,651
Cost of Sales               47,687     42,651      104,226      97,723
                          --------   --------    ---------   ---------
Gross margin                27,597     24,208       64,455      56,928

Revenue from leased
 departments                   346        399          627         741
                          --------   --------    ---------   ---------
Operating profit            27,943      24,607      65,082      57,669
Selling, general and
 administrative expenses    24,772      22,940      52,032      48,938
                          --------   ---------   ---------   ---------
EBITDA                       3,171       1,667      13,050       8,731
Depreciation and
 amortization                2,160       2,462       4,315       4,936

Gain on sale of building     3,934           -       3,934           -
                          --------   ---------   ---------   ---------
Operating income (loss)      4,945        (795)     12,669       3,795
Interest expense, net          668       1,039       1,454       2,013
                          --------   ---------   ---------   ---------
Income (loss) before
 taxes                       4,277     (1,834)      11,215       1,782
Provision for income
 taxes                       1,683       (374)       4,423         698
                          --------   ---------   ---------   ---------
Net income (loss)         $  2,594   $ (1,460)   $   6,792   $   1,084
                          ========   ========    =========   =========

Earnings (loss) per share, net of taxes :
Basic
 Income (loss) before
 gain on sale of
  building                $   0.06   $  (0.44)   $    1.32   $    0.33
 Gain on the sale of
  building                    0.72          -         0.72           -
                          --------   --------    ---------   ---------
 Income (loss) after
  gain on sale of
  building                $   0.78   $  (0.44)   $    2.04   $    0.33
                          ========   ========    =========   =========
 Weighted Average Shares
  Outstanding                3,329      3,333        3,329       3,333
                          ========   ========    =========   =========

Diluted
 Income (loss) before
  gain on sale of
  building                $   0.06   $  (0.44)   $    1.23   $    0.32
 Gain on the sale of
  building                    0.66          -         0.67           -
                          --------   --------    ---------   ---------
 Income (loss) after gain
  on sale of building     $   0.72   $  (0.44)   $    1.90   $    0.32
                          ========   ========    =========   =========

 Weighted Average Shares
  Outstanding                3,623      3,333        3,571       3,350
                          ========   ========    =========   =========

                            Loehmann's Holdings Inc.
                           Consolidated Balance Sheet
                           ($ in thousands)

                                                 August 3,  February 2,
                                                   2002        2002
                                                 ---------  ----------
                                                (unaudited)  (audited)
Assets
Cash & cash equivalents                           $ 17,158    $ 13,882
Inventory                                           48,164      43,972
Prepaid expenses and other current assets            4,100       4,785
                                                  --------    --------
 Total current assets                               69,422      62,639

Property, plant and equipment, net                  41,613      43,362
Deferred financing fees and other assets, net        1,573       1,493
Deferred tax asset                                   2,357       2,357
Reorganization value in excess of identifiable
 assets                                             19,381      19,381
                                                  --------    --------
 Total assets                                    $ 134,346   $ 129,232
                                                 =========   =========

Liabilities and Stockholders' Equity
Accounts payable-trade                            $ 16,480    $ 19,427
Accrued expenses                                    16,655      16,378
Income taxes payable                                 1,763         888
Accrued interest                                       767         840
                                                  --------    --------
 Total current liabilities                          35,665      37,533

11% Senior notes due 2005                           26,407      26,528

Other noncurrent liabilities                         5,794       5,483

Stockholders' equity
  Common stock                                          33          33
  Additional paid-in-capital                        49,967      49,967
  Retained earnings                                 16,480       9,688
                                                  --------    --------
Stockholders' Equity                                66,480      59,688
                                                  --------    --------
Total Liabilities & Stockholders' Equity         $ 134,346   $ 129,232
                                                 =========   =========